SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Uniglobe.com Inc.

(Name of Issuer)

Class B Single Vote Stock

(Title of Class of Securities)

904918208

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

CUSIP No. 904918208

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Uniglobe Travel (International) Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 9,554,554
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 9,554,554
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,554,554
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 39.7%
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 904918208

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) U. Gary Charlwood
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 246,455
	(6)	Shared Voting Power 9,554,554
	(7)	Sole Dispositive Power 246,455
	(8)	Shared Dispositive Power 9,554,554
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 246,455 (sole dispositive power) 9,554,554 (shared dispositive power)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 1.5% (sole dispositive power) 39.7% (shared dispositive power)
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 904918208

Item 1 (a)	Name of Issuer:
Uniglobe.com, Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
900 - 1199 West Pender Street, Vancouver, British Columbia, Canada, V6E 2R1
Item 2 (a)	Name of Person Filing: (i) Uniglobe Travel International, Inc. (ii) U. Gary Charlwood
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
900 - 1199 West Pender Street, Vancouver, British Columbia, Canada, V6E 2R1
Item 2 (c)	Citizenship: (i) Canada (ii) Canadian
Item 2 (d)	Title of Class of Securities: (i) Class A Multiple Vote Stock (ii) Class B Single Vote Stock
Item 2 (e)	CUSIP Number:
904918208
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
Uniglobe Travel (International) Inc. ("UTI") owns 9,260,797 shares of Multiple Vote Stock (100% of the outstanding shares of Class A Stock) and holds currently 293,757 shares of Class B Stock (2% of the outstanding shares of Class B Stock). Each share of Class A Stock has 10 votes. The Class A Stock is convertible at any time into Class B Stock on a one-for-one basis. UTI owns approximately 87% of the voting control of the Company.

Charlwood International Corporation holds 90.95% of the issued and outstanding shares of UTI. Charlwood Pacific Group Ltd. holds all of the issued and outstanding shares of Charlwood International Corporation. U. Gary Charlwood, a director of the Company, is the President and a director of Charlwood Pacific Group Ltd. and holds 70% of the issued and outstanding shares of Charlwood Pacific Group Ltd. Charlwood International Corporation also directly holds 80,000 shares of Class B Single Vote Stock of the Company.

U. Gary Charlwood directly holds 28,455 shares of Class B Single Vote Stock and beneficially holds options to purchase 138,000 shares of Class B Single Vote Stock of the Company.
(b)	Percent of Class:
39.7% (Uniglobe Travel (International) Inc.) 1.5% (U. Gary Charlwood)
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
0 (Uniglobe Travel (International) Inc.) 246,455 (U. Gary Charlwood)
(ii)	Shared power to vote or to direct the vote
9,554,544 (Uniglobe Travel (International) Inc.) 9,554,544 (U. Gary Charlwood)

CUSIP No. 904918208

(iii)	Sole power to dispose or to direct the disposition of
0 (Uniglobe Travel (International) Inc.) 246,455 (U. Gary Charlwood)
(iv)	Shared power to dispose or to direct the disposition of
9,554,554 (Uniglobe Travel (International) Inc.) 9,554,554 (U. Gary Charlwood)
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Charlwood International Corporation holds 90.95% of the issued and outstanding shares of UTI. Charlwood Pacific Group Ltd. holds all of the issued and outstanding shares of Charlwood International Corporation. U. Gary Charlwood, a director of the Company, is the President and a director of Charlwood Pacific Group Ltd. and holds 70% of the issued and outstanding shares of Charlwood Pacific Group Ltd. Charlwood International Corporation also directly holds 80,000 shares of Class B Single Vote Stock of the Company.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 904918208

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003
UNIGLOBE TRAVEL (INTERNATIONAL), INC. /s/ U. Gary Charlwood By: U. Gary Charlwood Title: Chairman
Date: February 12, 2003
/s/ U. Gary Charlwood U. Gary Charlwood

EXHIBIT A

Agreement of Joint Filing
Uniglobe.com Inc.
Class B Single Vote Stock

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 13th day of February, 2002.

UNIGLOBE TRAVEL (INTERNATIONAL), INC. /s/ U. Gary Charlwood By: U. Gary Charlwood Title: Chairman
/s/ U. Gary Charlwood U. Gary Charlwood Date: February 12, 2003